UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LOCKHEED MARTIN CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock

(Title of Class of Securities)

539830109

(CUSIP Number of Class of Securities)

Marian S. Block

Vice President and Associate General Counsel

Lockheed Martin Corporation

6801 Rockledge Drive

Bethesda, Maryland

(301) 897-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Stephen M. Piper Vice President and Associate General Counsel Lockheed Martin Corporation 6801 Rockledge Drive Bethesda, Maryland 20817 (301) 897-6000	Glenn C. Campbell Hogan Lovells US LLP 100 International Dr., Suite 2000 Baltimore, Maryland 21202 (410) 659-2700	Robert B. Pincus Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square 920 N. King Street Wilmington, Delaware 19801 (302) 651-3001

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$3,917,208,926.20 (1)	$394,462.94 (2)

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock of Leidos Holdings, Inc. (as reported on the New York Stock Exchange on April 11, 2016) into which shares of common stock of Abacus Innovations Corporation being offered in exchange for shares of common stock of Lockheed Martin Corporation will be converted, and paid in connection with the Registration Statement on Form S-4 of Leidos Holdings Inc., which was filed on April 18, 2016 (Registration No. 333- 210796) (the “Leidos Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the Leidos Form S-4, as set forth therein.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $394,462.94	Filing Party: Leidos Holdings, Inc.
Form or Registration No.: Form S-4 (No. 333-210796)	Date Filed: April 18, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Lockheed Martin Corporation (“Lockheed Martin”). This Schedule TO relates to the offer by Lockheed Martin to exchange all issued and outstanding shares of common stock of Abacus Innovations Corporation (“Splitco common stock”), par value $0.001 per share, for shares of common stock of Lockheed Martin, par value $1.00 per share (“Lockheed Martin common stock”), that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). Immediately following consummation of the Exchange Offer, Lion Merger Co., a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of Leidos Holdings, Inc. (“Leidos”), will merge (the “Merger”) with and into Abacus Innovations Corporation (“Splitco”), whereby the separate corporate existence of Merger Sub will cease and Splitco will continue as the surviving company and as a wholly-owned subsidiary of Leidos, and each share of Splitco common stock will be converted into the right to receive one share of common stock, par value $0.0001 per share, of Leidos (“Leidos common stock”), upon the terms and subject to the conditions set forth in the Prospectus—Offer to Exchange, dated July 11, 2016 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Splitco has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-210797) (as amended, the “Registration Statement”) to register the shares of Splitco common stock offered in exchange for shares of Lockheed Martin common stock tendered in the Exchange Offer and to be distributed in any pro rata distribution to the extent that the Exchange Offer is not fully subscribed. Leidos has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-210796) to register the shares of Leidos common stock into which shares of Splitco common stock will be converted in the Merger.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal, the Exchange and Transmittal Information Booklet and the Notice of Guaranteed Delivery for Lockheed Martin common stock, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iii) and (a)(1)(vi), respectively, is hereby expressly incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Prospectus entitled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Lockheed Martin Corporation. The principal executive offices of Lockheed Martin are located at 6801 Rockledge Drive, Bethesda, Maryland 20817. Its telephone number at such office is (301) 897-6000.

(b) Securities. Shares of Lockheed Martin common stock, par value $1.00 per share, are the subject securities in the Exchange Offer. At June 26, 2016, 302,905,786 shares of Lockheed Martin common stock were outstanding. The information set forth in the sections of the Prospectus entitled “Comparison of Rights of Lockheed Martin Stockholders and Leidos Stockholders—Authorized Capital Stock” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Prospectus entitled “Summary Historical, Pro Forma and Supplemental Financial Data—Historical Common Stock Market Price and Dividend Data” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person and subject company is Lockheed Martin Corporation. The principal executive offices of Lockheed Martin are located at 6801 Rockledge Drive, Bethesda, Maryland 20817. Its telephone number at such office is (301) 897-6000.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus entitled “Questions and Answers About this Exchange Offer and the Transactions,” “Summary,” “This Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Separation Agreement,” “Other Agreements” and “Comparison of Rights of Lockheed Martin Stockholders and Leidos Stockholders” and the cover page of the Prospectus is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of shares of Lockheed Martin common stock who tender their shares of Lockheed Martin common stock in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of Lockheed Martin who is a holder of shares of Lockheed Martin common stock may participate in the Exchange Offer on the same terms and conditions as all other Lockheed Martin stockholders.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the sections entitled “Certain Relationships and Related Person Transactions of Directors, Executive Officers and 5 Percent Stockholders,” “Director Compensation,” “Executive Compensation” and “Security Ownership of Management and Certain Beneficial Owners” in Lockheed Martin’s Definitive Proxy Statement filed with the SEC on March 11, 2016 is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the sections of the Prospectus entitled “Summary,” “The Transactions—Lockheed Martin’s Reasons for the Transactions” and “The Transactions—Leidos’ Reasons for the Transactions” is incorporated herein by reference.

(b) Use of Securities Acquired. Shares of Lockheed Martin common stock that are tendered and accepted for exchange in the Exchange Offer will become authorized but unissued shares. The information set forth in the section of the Prospectus entitled “Questions and Answers About this Exchange Offer and the Transactions” is incorporated herein by reference.

(c) Plans. The information set forth in the sections of the Prospectus entitled “Questions and Answers About this Exchange Offer and the Transactions,” “Summary,” “This Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Separation Agreement,” “Other Agreements,” “Comparison of Rights of Lockheed Martin Stockholders and Leidos Stockholders” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the sections of the Prospectus entitled “Summary,” “This Exchange Offer,” “The Transactions,” “The Merger Agreement” and “The Separation Agreement” is incorporated herein by reference.

(b) Conditions. The information set forth in the sections of the Prospectus entitled “Summary,” “This Exchange Offer,” “The Transactions,” “The Merger Agreement” and “The Separation Agreement” is incorporated herein by reference.

(d) Borrowed Funds. None.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The following table sets forth all shares of Lockheed Martin common stock beneficially owned, as of July 5, 2016, by each director and executive officer of Lockheed Martin, as well as all directors and all executive officers of Lockheed Martin as a group. All amounts are rounded to the nearest whole share.

Name	Common Stock[1,2]		Stock Units		Total
Executive Officers:
Richard F. Ambrose	220		25,193	[3,4,5]	25,413
Sondra L. Barbour	66,535		23,365	[3,4,5]	89,900
Dale P. Bennett	26,064		27,777	[3,4,5]	53,841
Orlando D. Carvalho	105,053		16,215	[3,5]	121,268
Brian P. Colan	1,570		4,006	[4,5]	5,576
Richard H. Edwards	7,521		13,012	[4,5]	20,533
Marillyn A. Hewson*	211,985		66,255	[3,4,5]	278,240
Maryanne R. Lavan	4,796		23,283	[3,4],5	28,079
John W. Mollard	2,216		4,108	[4,5]	6,324
Bruce L. Tanner	324,208		29,421	[3,4,5]	353,629
Directors:
Daniel F. Akerson	5,022	[6]	2,128	[8]	7,150
Nolan D. Archibald	22,768		0		22,768
Rosalind G. Brewer	6,371		3,374	[8,9]	9,745
David B. Burritt	8,502		12,053	[8,9]	20,555
Bruce A. Carlson	691		680	[8,9]	1,371
James O. Ellis, Jr.	17,527		346	[8]	17,873
Thomas J. Falk	5,250	[7]	8,202	[8]	13,452
Ilene S. Gordon	0		291	[8]	291
James M. Loy	0		16,366	[8]	16,366
Joseph W. Ralston	21,081		0		21,081
Anne Stevens	17,457		2,156	[8]	19,613
All directors and executive officers as a group	854,839		278,230		1,133,069

*	Marillyn A. Hewson is Chairman, President & Chief Executive Officer.

(1)	Includes common stock not currently owned but which could be acquired within 60 days following July 5, 2016 through the exercise of stock options for Ms. Barbour 66,460; Mr. Carvalho 78,171; Ms. Hewson 142,369; and Mr. Tanner 266,444. Includes shares payable at termination with respect to vested stock units credited under the Directors Equity Plan for which a director has elected payment in stock for Mr. Archibald 22,768; Mrs. Brewer 6,371; Mr. Burritt 340; Mr. Carlson 691; Mr. Ellis 17,327; Mr. Ralston 21,081; and Ms. Stevens 17,457. Units for which a director has elected payment in cash are reported in the “Stock Units” column. There are no voting rights associated with stock units.

(2)	Includes shares attributable to the participant’s account in the Lockheed Martin Salaried Savings Plan for Mr. Ambrose 220; Ms. Barbour 75; Mr. Bennett 8,426; Mr. Carvalho 10,462; Mr. Colan 349; Mr. Edwards 4,829; Ms. Hewson 413; Ms. Lavan 645; Mr. Mollard 167; and Mr. Tanner 2,367. Participants have voting power and investment power over the shares.

(3)	Includes stock units attributable to the participant’s account under the Lockheed Martin Corporation Deferred Management Incentive Compensation Plan (including units credited under the Lockheed Martin Corporation Long-Term Incentive Award Plan awards) for Mr. Ambrose 10,729; Ms. Barbour 2,573; Mr. Bennett 11,204; Mr. Carvalho 952; Ms. Hewson 8,208; Ms. Lavan 8,359; and Mr. Tanner 5,925. Although most of the units will be distributed following termination or retirement in shares of stock, none of the units are convertible into shares of stock within 60 days of July 5, 2016. There are no voting rights associated with stock units.

(4)	Includes stock units attributable to the participant’s account under the NQSSP for Mr. Ambrose 2,146; Ms. Barbour 1,620; Mr. Bennett 3,182; Mr. Colan 112; Mr. Edwards 769; Ms. Hewson 2,687; Ms. Lavan 1,975; Mr. Mollard 602; and Mr. Tanner 3,784. Amounts credited to a participant’s account in the NQSSP are distributed in cash following termination of employment. There are no voting rights associated with stock units.

(5)	Includes unvested RSUs for Mr. Ambrose 12,317; Ms. Barbour 19,172; Mr. Bennett 13,391; Mr. Carvalho 15,263; Mr. Colan 3,894; Mr. Edwards 12,243; Ms. Hewson 55,360; Ms. Lavan 12,949; Mr. Mollard 3,506; and Mr. Tanner 19,712. Each RSU represents a contingent right to receive one share of common stock. There are no voting rights associated with unvested RSUs.

(6)	Includes 22 shares owned by Mr. Akerson’s spouse’s family trust.

(7)	Represents shares beneficially owned by Mr. Falk and his spouse through a family limited partnership.

(8)	Includes vested stock units under the Directors Equity Plan for Mr. Akerson 2,128; Mrs. Brewer 346; Mr. Burritt 6,742; Mr. Carlson 332; Mr. Ellis 346; Mr. Falk 8,202; Mr. Loy 16,366; and Ms. Stevens 2,156 for which directors have elected to receive distributions of units in the form of cash; and 291 unvested stock units credited on July 1, 2016 to Ms. Gordon under the Directors Equity Plan. There are no voting rights associated with stock units.

(9)	Includes stock units under the Directors Deferred Compensation Plan representing deferred cash compensation for Mrs. Brewer 3,029; Mr. Burritt 5,311; and Mr. Carlson 348. The stock units (including dividend equivalents credited as stock units) are distributed in the form of cash. There are no voting rights associated with stock units.

(b) Securities Transactions. Based on the information available to Lockheed Martin as of July 5, 2016, the following table sets forth the transactions in Lockheed Martin common stock by directors and executive officers of Lockheed Martin in the past 60 days.

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction*
Orlando D. Carvalho	May 6, 2016	Acquired 2.4973 shares of common stock	$240.26	Matching contribution under 401(k) plan
John W. Mollard	May 6, 2016	Acquired 1.2807 shares of common stock	$240.26	Matching contribution under 401(k) plan
John W. Mollard	May 13, 2016	Acquired 0.5335 shares of common stock	$242.12	Matching contribution under 401(k) plan
Brian P. Colan	May 6, 2016 – July 1, 2016 (1)	Acquired 11.5033 shares of common stock (1)	(1)	Matching contribution under 401(k) plan
Richard F. Ambrose	May 6, 2016 – July 1, 2016 (2)	Acquired 20.8335 stock units (2)	(2)	Matching contribution under nonqualified 401(k) plan
Sondra L. Barbour	May 6, 2016 – July 1, 2016 (3)	Acquired 20.8335 stock units (3)	(3)	Matching contribution under nonqualified 401(k) plan
Dale P. Bennett	May 6, 2016 – July 1, 2016 (4)	Acquired 23.8510 stock units (4)	(4)	Matching contribution under nonqualified 401(k) plan
Richard H. Edwards	May 6, 2016 – July 1, 2016 (5)	Acquired 20.8335 stock units (5)	(5)	Matching contribution under nonqualified 401(k) plan
Marillyn A. Hewson	May 6, 2016 – July 1, 2016 (6)	Acquired 47.2709 stock units (6)	(6)	Matching contribution under nonqualified 401(k) plan
Maryanne R. Lavan	May 6, 2016 – July 1, 2016 (7)	Acquired 22.1266 stock units (7)	(7)	Matching contribution under nonqualified 401(k) plan
John W. Mollard	May 6, 2016 – July 1, 2016 (8)	Acquired 9.6803 stock units (8)	(8)	Matching contribution under nonqualified 401(k) plan
Bruce L. Tanner	May 6, 2016 – July 1, 2016 (9)	Acquired 27.8738 stock units (9)	(9)	Matching contribution under nonqualified 401(k) plan
Richard F. Ambrose	June 24, 2016	Acquired 1.4955 shares of common stock	$239.70	Dividend reinvestment
Sondra L. Barbour	June 24, 2016	Acquired 0.5114 shares of common stock	$239.70	Dividend reinvestment
Dale P. Bennett	June 24, 2016	Acquired 177.6815 shares of common stock	$239.70	Dividend reinvestment
Orlando D. Carvalho	June 24, 2016	Acquired 183.6712 shares of common stock	$239.70	Dividend reinvestment
Brian P. Colan	June 24, 2016	Acquired 10.71 shares of common stock	$239.70	Dividend reinvestment
Richard H. Edwards	June 24, 2016	Acquired 18.518 shares of common stock	$239.70	Dividend reinvestment
Marillyn A. Hewson	June 24, 2016	Acquired 478.8332 shares of common stock	$239.70	Dividend reinvestment
Maryanne R. Lavan	June 24, 2016	Acquired 32.9273 shares of common stock	$239.70	Dividend reinvestment
John W. Mollard	June 24, 2016	Acquired 15.2272 shares of common stock	$239.70	Dividend reinvestment
Bruce L. Tanner	June 24, 2016	Acquired 16.0539 shares of common stock	$239.70	Dividend reinvestment
Richard F. Ambrose	June 24, 2016	Acquired 87.6567 stock units	$239.70	Dividend reinvestment
Sondra L. Barbour	June 24, 2016	Acquired 28.4376 stock units	$239.70	Dividend reinvestment
Dale P. Bennett	June 24, 2016	Acquired 97.9111 stock units	$239.70	Dividend reinvestment
Orlando D. Carvalho	June 24, 2016	Acquired 6.5101 stock units	$239.70	Dividend reinvestment
Brian P. Colan	June 24, 2016	Acquired 0.7535 stock units	$239.70	Dividend reinvestment
Richard H. Edwards	June 24, 2016	Acquired 5.0975 stock units	$239.70	Dividend reinvestment
Marillyn A. Hewson	June 24, 2016	Acquired 74.0472 stock units	$239.70	Dividend reinvestment
Maryanne R. Lavan	June 24, 2016	Acquired 70.3623 stock units	$239.70	Dividend reinvestment
John W. Mollard	June 24, 2016	Acquired 3.9804 stock units	$239.70	Dividend reinvestment
Bruce L. Tanner	June 24, 2016	Acquired 65.9347 stock units	$239.70	Dividend reinvestment
Daniel F. Akerson	June 24, 2016	Acquired 14.5467 stock units	$239.70	Dividend reinvestment
Nolan D. Archibald	June 24, 2016	Acquired 155.6554 stock units	$239.70	Dividend reinvestment
Rosalind A. Brewer	June 24, 2016	Acquired 65.6556 stock units	$239.70	Dividend reinvestment
David B. Burritt	June 24, 2016	Acquired 84.7281 stock units	$239.70	Dividend reinvestment
Bruce A. Carlson	June 24, 2016	Acquired 9.3752 stock units	$239.70	Dividend reinvestment
James O. Ellis, Jr.	June 24, 2016	Acquired 120.8242 stock units	$239.70	Dividend reinvestment
Thomas J. Falk	June 24, 2016	Acquired 56.0717 stock units	$239.70	Dividend reinvestment
James M. Loy	June 24, 2016	Acquired 111.8873 stock units	$239.70	Dividend reinvestment
Joseph W. Ralston	June 24, 2016	Acquired 144.1208 stock units	$239.70	Dividend reinvestment
Anne Stevens	June 24, 2016	Acquired 134.0874 stock units	$239.70	Dividend reinvestment
Rosalind G. Brewer	June 30, 2016	Acquired 141.0324 stock units	$248.17	Director retainer deferral
Ilene S. Gordon	July 1, 2016	Acquired 290.7560 stock units	$249.35	Director retainer (pro-rated)

*	For dividend reinvestment transactions, the shares were acquired as a result of dividend reinvestment elections in various accounts.

(1)	Includes the following transactions: 1.2817 shares acquired on May 6, 2016 at $240.26 per share; 1.2718 shares acquired on May 13, 2016 at $242.12 per share; 1.2827 shares acquired on May 20, 2016 at $240.07 per share; 1.2826 shares acquired on May 27, 2016 at $240.09 per share; 1.2888 shares acquired on June 3, 2016 at $238.92 per share; 1.2799 shares acquired on June 10, 2016 at $240.58 per share; 1.2962 shares acquired on June 17, 2016 at $237.56 per share; 1.2846 shares acquired on June 24, 2016 at $239.70 per share; and 1.2349 shares acquired on July 1, 2016 at $249.35 per share.

(2)	Includes the following transactions: 2.3212 units acquired on May 6, 2016 at $240.26 per unit; 2.3034 units acquired on May 13, 2016 at $242.12 per unit; 2.3230 units acquired on May 20, 2016 at $240.07 per unit; 2.3342 units and 2.3228 units acquired on June 3, 2016 at $238.92 per unit and $240.09 per unit, respectively; 2.3181 units acquired on June 10, 2016 at $240.58 per unit; 2.3476 units acquired on June 17, 2016 at $237.56 per unit; 2.3266 units acquired on June 24, 2016 at $239.70 per unit; and 2.2366 units acquired on July 1, 2016 at $249.35 per unit.

(3)	Includes the following transactions: 2.3212 units acquired on May 6, 2016 at $240.26 per unit; 2.3034 units acquired on May 13, 2016 at $242.12 per unit; 2.3230 units acquired on May 20, 2016 at $240.07 per unit; 2.3228 units acquired on May 27, 2016 at $240.09 per unit; 2.3342 units acquired on June 3, 2016 at $238.92 per unit; 2.3181 units acquired on June 10, 2016 at $240.58 per unit; 2.3476 units acquired on June 17, 2016 at $237.56 per unit; 2.3266 units acquired on June 24, 2016 at $239.70 per unit; and 2.2366 units acquired on July 1, 2016 at $249.35 per unit.

(4)	Includes the following transactions: 2.6574 units acquired on May 6, 2016 at $240.26 per unit; 2.6370 units acquired on May 13, 2016 at $242.12 per unit; 2.6595 units acquired on May 20, 2016 at $240.07 per unit; 2.6593 units acquired on May 27, 2016 at $240.09 per unit; 2.6723 units acquired on June 3, 2016 at $238.92 per unit; 2.6538 units acquired on June 10, 2016 at $240.58 per unit; 2.6876 units acquired on June 17, 2016 at $237.56 per unit; 2.6636 units acquired on June 24, 2016 at $239.70 per unit; and 2.5605 units acquired on July 1, 2016 at $249.35 per unit.

(5)	Includes the following transactions: 2.3212 units acquired on May 6, 2016 at $240.26 per unit; 2.3034 units acquired on May 13, 2016 at $242.12 per unit; 2.3230 units acquired on May 20, 2016 at $240.07 per unit; 2.3228 units acquired on May 27, 2016 at $240.09 per unit; 2.3342 units acquired on June 3, 2016 at $238.92 per unit; 2.3181 units acquired on June 10, 2016 at $240.58 per unit; 2.3476 units acquired on June 17, 2016 at $237.56 per unit; 2.3266 units acquired on June 24, 2016 at $239.70 per unit; and 2.2366 units acquired on July 1, 2016 at $249.35 per unit.

(6)	Includes the following transactions: 5.2668 units acquired on May 6, 2016 at $240.26 per unit; 5.2263 units acquired on May 13, 2016 at $242.12 per unit; 5.2709 units acquired on May 20, 2016 at $240.07 per unit; 5.2705 units acquired on May 27, 2016 at $240.09 per unit; 5.2963 units acquired on June 3, 2016 at $238.92 per unit; 5.2597 units acquired on June 10, 2016 at $240.58 per unit; 5.3266 units acquired on June 17, 2016 at $237.56 per unit; 5.2791 units acquired on June 24, 2016 at $239.70 per unit; and 5.0748 units acquired on July 1, 2016 at $249.35 per unit.

(7)	Includes the following transactions: 2.4653 units acquired on May 6, 2016 at $240.26 per unit; 2.4463 units acquired on May 13, 2016 at $242.12 per unit; 2.4672 units acquired on May 20, 2016 at $240.07 per unit; 2.4670 units acquired on May 27, 2016 at $240.09 per unit; 2.4791 units acquired on June 3, 2016 at $238.92 per unit; 2.4620 units acquired on June 10, 2016 at $240.58 per unit; 2.4933 units acquired on June 17, 2016 at $237.56 per unit; 2.4710 units acquired on June 24, 2016 at $239.70 per unit; and 2.3754 units acquired on July 1, 2016 at $249.35 per unit.

(8)	Includes the following transactions: 0.7374 units acquired on May 13, 2016 at $242.12 per unit; 1.2817 units acquired on May 20, 2016 at $240.07 per unit; 1.2816 units acquired on May 27, 2016 at $240.09 per unit; 1.2878 units acquired on June 3, 2016 at $238.92 per unit; 1.2790 units acquired on June 10, 2016 at $240.58 per unit; 1.2952 units acquired on June 17, 2016 at $237.56 per unit; 1.2836 units acquired on June 24, 2016 at $239.70 per unit; and 1.2340 units acquired on July 1, 2016 at $249.35 per unit.

(9)	Includes the following transactions: 3.1056 units acquired on May 6, 2016 at $240.26 per unit; 3.0817 units acquired on May 13, 2016 at $242.12 per unit; 3.1081 units acquired on May 20, 2016 at $240.07 per unit; 3.1078 units acquired on May 27, 2016 at $240.09 per unit; 3.1230 units acquired on June 3, 2016 at $238.92 per unit; 3.1015 units acquired on June 10, 2016 at $240.58 per unit; 3.1409 units acquired on June 17, 2016 at $237.56 per unit; 3.1128 units acquired on June 24, 2016 at $239.70 per unit; and 2.9924 units acquired on July 1, 2016 at $249.35 per unit.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

None.

Item 10.	Financial Statements.

(a) Financial Information. The audited financial statements of Lockheed Martin at December 31, 2015 and 2014 and for the three years ended December 31, 2015, are incorporated herein by reference to Lockheed Martin’s Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the SEC on February 24, 2016, and the unaudited financial statements of Lockheed Martin at March 27, 2016 and for the quarters ended March 27, 2016 and March 29, 2015, are incorporated herein by reference to Lockheed Martin’s Quarterly Report on Form 10-Q for the quarter ended March 27, 2016, as filed with the SEC on April 27, 2016. The audited balance sheet of Splitco as of December 31, 2015, and the unaudited balance sheet of Splitco as of March 27, 2016, are incorporated herein by reference to the Registration Statement, as filed with the SEC on July 11, 2016. The information set forth in the sections of the Prospectus entitled “Summary Historical, Pro Forma and Supplemental Financial Data,” “Selected Historical Financial Data” and “Unaudited Pro Forma Combined Consolidated Financial Statements and Supplemental Combined Consolidated Statement of Income” is incorporated herein by reference. The information in Exhibit 12 to Lockheed Martin’s Annual Report on Form 10-K, as filed with the SEC on February 24, 2016 and Quarterly Report on Form 10-Q, as filed with the SEC on April 27, 2016, is incorporated herein by reference. This document incorporates by reference important business and financial information about Lockheed Martin from documents filed with the U.S. Securities and Exchange Commission (“SEC”) that have not been included in or delivered with this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources (see the section of the Prospectus entitled “Where You Can Find More Information; Incorporation by Reference”). You also may ask any questions about the Exchange Offer or request copies of the Exchange Offer documents from Lockheed Martin, without charge, upon written or oral request to Lockheed Martin’s information agent, Georgeson LLC at (866) 482-4931. In order to receive timely delivery of the documents, you must make your requests no later than August 8, 2016.

(b) Pro Forma Information. The information set forth in the sections of the Prospectus entitled “Summary Historical Combined Financial Data of the Splitco Business,” “Summary Unaudited Pro Forma Combined Consolidated Financial Data,” “Summary Unaudited Supplemental Combined Consolidated Statement of Income Data,” “Summary Comparative Historical, Pro Forma and Supplemental Per Share Data,” “Unaudited Pro Forma Combined Consolidated Financial Statements and Supplemental Combined Consolidated Statement of Income” and “Additional Financial Information” is incorporated herein by reference.

(c) Summary Information. The information set forth in the sections of the Prospectus entitled “Summary Historical, Pro Forma and Supplemental Financial Data” is incorporated herein by reference. Lockheed Martin’s Computation of Ratio of Earnings to Fixed charges is incorporated herein by reference to Exhibit 12 of Lockheed Martin Corporation’s Quarterly Report on Form 10-Q filed on April 27, 2016.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. None.

(b) Other Material Information. None.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Prospectus—Offer to Exchange, dated July 11, 2016 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Form of Letter of Transmittal for Lockheed Martin common stock (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(iii)	Form of Exchange and Transmittal Information Booklet (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.8 to the Registration Statement).

(a)(1)(vi)	Form of Notice of Guaranteed Delivery for Shares of Lockheed Martin common stock (incorporated by reference to Exhibit 99.9 to the Registration Statement).

(a)(1)(vii)	Form of Notice of Withdrawal for Shares of Lockheed Martin common stock (incorporated by reference to Exhibit 99.10 to the Registration Statement).

(a)(1)(viii)	Form of Letter to the Lockheed Martin Savings Plans Participants (incorporated by reference to Exhibit 99.11 to the Registration Statement).

(a)(1)(ix)	Form of Letter to the Sandia Corporation Savings and Income Plan Participants (incorporated by reference to Exhibit 99.12 to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Prospectus—Offer to Exchange, dated July 11, 2016 (incorporated by reference to the Registration Statement).

(a)(5)(i)	Press Release, dated July 11, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on July 11, 2016).

(b)	None.

(d)(i)	Agreement and Plan of Merger, dated as of January 26, 2016, among Lockheed Martin Corporation, Leidos Holdings, Inc., Abacus Innovations Corporation and Lion Merger Co. (incorporated by reference to Exhibit 2.1 of Lockheed Martin Corporation’s Current Report on Form 8-K filed on January 27, 2016).

(d)(ii)	Separation Agreement, dated as of January 26, 2016, between Lockheed Martin Corporation and Abacus Innovations Corporation (incorporated by reference to Exhibit 2.2 of Lockheed Martin Corporation’s Current Report on Form 8-K filed on January 27, 2016).

(d)(iii)	Employee Matters Agreement, dated as of January 26, 2016, among Lockheed Martin Corporation, Abacus Innovations Corporation and Leidos Holdings, Inc. (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(d)(iv)	Tax Matters Agreement, dated as of January 26, 2016, among Lockheed Martin Corporation, Abacus Innovations Corporation and Leidos Holdings, Inc. (incorporated by reference to Exhibit 99.2 to the Registration Statement).

Exhibit No.	Description

(d)(v)	Amendment to Agreement and Plan of Merger, dated as of June 27, 2016, among Lockheed Martin Corporation, Leidos Holdings, Inc., Abacus Innovations Corporation and Lion Merger Co. (incorporated by reference to Exhibit 2.7 to the Registration Statement).

(d)(vi)	Amendment to Separation Agreement, dated as of June 27, 2016, between Lockheed Martin Corporation and Abacus Innovations Corporation. (incorporated by reference to Exhibit 2.8 to the Registration Statement).

(d)(vii)	First Amendment to Employee Matters Agreement, dated as of June 27, 2016, among Lockheed Martin Corporation, Abacus Innovations Corporation and Leidos Holdings, Inc. (incorporated by reference to Exhibit 99.13 to the Registration Statement).

(d)(viii)	Form of Intellectual Property Matters Agreement (incorporated by reference to Exhibit 2.3 to the Registration Statement).

(d)(ix)	Form of Transition Services Agreement (Parent to Splitco) (incorporated by reference to Exhibit 2.4 to the Registration Statement).

(d)(x)	Form of Supply Agreement (Parent to Splitco) (incorporated by reference to Exhibit 2.5 to the Registration Statement).

(d)(xi)	Form of Shared Contracts Agreement – Shared Contracts (Splitco Companies) (incorporated by reference to Exhibit 2.6 to the Registration Statement).

(g)	None.

(h)	Opinions of Davis Polk & Wardwell LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOCKHEED MARTIN CORPORATION

By:	/s/ Brian P. Colan
Name:	Brian P. Colan
Title:	Vice President and Controller

Dated:	July 11, 2016

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Prospectus—Offer to Exchange, dated July 11, 2016 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Form of Letter of Transmittal for Lockheed Martin common stock (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(iii)	Form of Exchange and Transmittal Information Booklet (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.8 to the Registration Statement).

(a)(1)(vi)	Form of Notice of Guaranteed Delivery for Shares of Lockheed Martin common stock (incorporated by reference to Exhibit 99.9 to the Registration Statement).

(a)(1)(vii)	Form of Notice of Withdrawal for Shares of Lockheed Martin common stock (incorporated by reference to Exhibit 99.10 to the Registration Statement).

(a)(1)(viii)	Form of Letter to the Lockheed Martin Savings Plans Participants (incorporated by reference to Exhibit 99.11 to the Registration Statement).

(a)(1)(ix)	Form of Letter to the Sandia Corporation Savings and Income Plan Participants (incorporated by reference to Exhibit 99.12 to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Prospectus—Offer to Exchange, dated July 11, 2016 (incorporated by reference to the Registration Statement).

(a)(5)(i)	Press Release, dated July 11, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on July 11, 2016).

(b)	None.

(d)(i)	Agreement and Plan of Merger, dated as of January 26, 2016, among Lockheed Martin Corporation, Leidos Holdings, Inc., Abacus Innovations Corporation and Lion Merger Co. (incorporated by reference to Exhibit 2.1 of Lockheed Martin Corporation’s Current Report on Form 8-K filed on January 27, 2016).

(d)(ii)	Separation Agreement, dated as of January 26, 2016, between Lockheed Martin Corporation and Abacus Innovations Corporation (incorporated by reference to Exhibit 2.2 of Lockheed Martin Corporation’s Current Report on Form 8-K filed on January 27, 2016).

Exhibit No.	Description

(d)(iii)	Employee Matters Agreement, dated as of January 26, 2016, among Lockheed Martin Corporation, Abacus Innovations Corporation and Leidos Holdings, Inc. (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(d)(iv)	Tax Matters Agreement, dated as of January 26, 2016, among Lockheed Martin Corporation, Abacus Innovations Corporation and Leidos Holdings, Inc. (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(d)(v)	Amendment to Agreement and Plan of Merger, dated as of June 27, 2016, among Lockheed Martin Corporation, Leidos Holdings, Inc., Abacus Innovations Corporation and Lion Merger Co. (incorporated by reference to Exhibit 2.7 to the Registration Statement).

(d)(vi)	Amendment to Separation Agreement, dated as of June 27, 2016, between Lockheed Martin Corporation and Abacus Innovations Corporation. (incorporated by reference to Exhibit 2.8 to the Registration Statement).

(d)(vii)	First Amendment to Employee Matters Agreement, dated as of June 27, 2016, among Lockheed Martin Corporation, Abacus Innovations Corporation and Leidos Holdings, Inc. (incorporated by reference to Exhibit 99.13 to the Registration Statement).

(d)(viii)	Form of Intellectual Property Matters Agreement (incorporated by reference to Exhibit 2.3 to the Registration Statement).

(d)(ix)	Form of Transition Services Agreement (Parent to Splitco) (incorporated by reference to Exhibit 2.4 to the Registration Statement).

(d)(x)	Form of Supply Agreement (Parent to Splitco) (incorporated by reference to Exhibit 2.5 to the Registration Statement).

(d)(xi)	Form of Shared Contracts Agreement – Shared Contracts (Splitco Companies) (incorporated by reference to Exhibit 2.6 to the Registration Statement).

(g)	None.

(h)	Opinions of Davis Polk & Wardwell LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement).